乐居控股有限公司 Leju Holdings Limited

July 20, 2015

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Peter McPhun, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leju Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (“2014 20-F”)
Filed April 21, 2015
File No. 001-36396

Dear Mr. Woody and Mr. McPhun:

This letter sets forth the Company’s response to the comment contained in the letter dated June 23, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F, which the Company received via email on July 15, 2015. The comment is repeated below and followed by the response thereto.

Form 20-F for the fiscal year ended December 31, 2014

Item 7. Major shareholders and related party transactions, page 92

B. Related party transactions, page 93

Loans outstanding, page 96

1.                                      Please tell us where the $42.5 million loan payable to E-House is presented within your financial statements.  In addition, please tell us why the related party transaction was not disclosed within the footnotes to your audited financial statements.

The Company respectfully advises the Staff that the $42.5 million loan payable to E-House is presented as part of net amounts due to E-House (US$1.56 million as of December 31, 2014), which is recorded as part of “Amounts due to related parties” on the consolidated balance sheet, and also disclosed in Note 13 of the audited financial statements.

1

北京市东城区广渠家园5号楼首东国际大厦15层

15/F, Shoudong International Plaza, No.5 Building, Guangqu Home

Dongcheng District, Beijing, China 100022

Tel: +86 10 5895 1003 Fax: +86 10 8722 4920

http://www.leju.com

The Company presents the payables to and receivables from E-House on a net basis as part of the “Amounts due to related parties” on the consolidated balance sheet, and provides disclosures of the nature and amount of the related party transactions as well as balances as of the date of each balance sheet presented pursuant to the requirements of ASC 850-10-50. The Company notes that “ASC 850-10 paragraph 60-7 states:

A right of setoff exists when all of the following conditions are met:

a.              Each of two parties owes the other determinable amounts.

b.              The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.               The reporting party intends to set off.

d.              The right of setoff is enforceable at law.

Specifically, the movements of the loan payable is presented as “loans from (refund to) E-House for working capital” in the rollforward table disclosed in Note 13 on page F-36. Please see below excerpt from Note 13 with notes on the movements of the loan payable.

The rollforward of the payable (receivable) balance with E-House for the years ended December 31, 2012, 2013 and 2014 is as follows:

		Year Ended December 31,
		2012	2013	2014
		$	$	$
Balance at January 1		60,900,414	79,553,723	(3,471,958)
Loans from (Refund to) E-House for working capital	A	19,761,083	(43,818,894)	—
Loans from E-House for capital contribution	B	1,500,000	1,000	—
Corporate expenses allocated from E-House (Note 1)	B	21,560,829	15,527,623	2,857,251
Corporate service provided by E-House under transitional service agreement (Note 1)	C	—	—	10,399,978
Revenues collected by E-House on behalf of the Company	D	(433,290)	(45,449,972)	(4,803,958)
Related party balance waived as capital contribution	B	(23,060,829)	(15,528,623)	(2,857,251)
Service provided to E-House	C	(1,540,073)	(10,614)	(160,238)
Service purchased from E-House	C	1,802,101	949,584	1,191,469
Net (payment) receive for services	C	(936,512)	5,304,215	(1,595,010)
Balance at December 31		79,553,723	(3,471,958)	1,560,283

Notes

A.             Represents the movement of the loan payable to E-House

B.              Represents the movement of the loans from E-House for capital contributions and headquarter expenses allocated by E-House prior to Leju’s initial public offering, which were subsequently 100% waived by E-House and recorded as capital contributions by Leju.  Accordingly, the net balance at each year end is zero.

C.              Represents the movement of service fees receivable from and payable to E-House.

D.             Represents Leju revenues collected by E-House on behalf of the Company

The Company supplementally provides the following information on rollforward of the loan payable to E-House from January 1, 2012 to December 31, 2014:

	January 1, 2012	+ / -	December 31, 2012	+ / -	December 31, 2013	+ / -	December 31, 2014
Balance Movement (in millions of US$)	66.5	19.8	86.3	(43.8)	42.5	—	42.5
Notes		(2)	(1)	(2)	(1)	(2)	(1)

Notes

(1)          Consistent with the balances of loans payable E-House as disclosed on page 96 of the 2014 20-F.

(2)          Consistent with the movements of loan payable to E-House as disclosed in the rollforward table in Note 13 on F-36.

The Company further advises the Staff that the US$1.56 million net amount due to E-House as of December 31, 2014 is composed of the following items (corresponding to notes A, B, C, and D to the rollforward table):

US$
Loan payable to E-House (A)	42,513,286
Corporate expenses payable to E-House (B)	—
Service payable to E-House (C)	9,852,476
Receivables from E-House for revenues collected on behalf of the Company (D)	(50,805,479)
Amounts due to E-House, net	1,560,283

In response to the Staff’s comments, in order to provide further clarification, in the Company’s future 20-F filings, the Company will include a schedule in Related Party Balances and Transactions note to show details of the net amounts due to/from E-House as of each balance sheet date in substantially the same form as follows:

	As of December 31,
	2014	2015
Loan payable to E-House	42,513,286	XXX
Corporate expenses payable to E-House	—	—
Service payable to E-House	9,852,476	XXX
Receivables for E-House collection on behalf of the Company	(50,805,479)	XXX
Amounts due to E-House	1,560,283	XXX

*                                         *                                         *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 5895-1180 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Min Chen
Min Chen
Chief Financial Officer

cc:	Xin Zhou, Executive Chairman, Leju Holdings Limited
Yinyu He, Chief Executive Officer, Leju Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Lawrence Jin, Deloitte Touche Tohmatsu CPA Ltd.
Sean Bronson, Deloitte Touche Tohmatsu CPA Ltd.